Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053

      [Press Release Issued by UPM-Kymmene Corporation on April 25, 2000]

International Paper Company's proposal for Champion International

UPM-KYMMENE CONSIDERS THE SITUATION

Champion International Corporation announced that it has received an unsolicited proposal from International Paper Company to acquire all of the outstanding shares of Champion's common stock. UPM-Kymmene Corporation will consider the situation.